FUSE SCIENCE, INC.

26135 N.W. 167th Street, #E-21

Miami Lakes, Florida 33015

June 14, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Jennifer Gowetski, Esq.
Folake Ayoula, Esq.

Re:	Fuse Science, Inc. (the “Company”)

Amendment No. 2 to Registration Statement

on Form S-1 (the “Registration Statement”)

Filed: May 25, 2012

File No.: 333-179682

Ladies and Gentlemen:

In response to the Staff’s letter of June 7, 2012, the Company hereby files Amendment No. 3 to the Registration Statement.

The following sets forth the Company’s response to the comments set forth in the Staff’s letter. For your convenience, the response to each comment follows the comment itself.

General

1.	We note your response to comment 3 of our comment letter dated May 15, 2012 regarding your financial ability to make payments due with respect to the February 2012 notes. Please revise your disclosure, where applicable, to include the information and data provided in your response detailing your ability to make payments due with respect to the notes.

Response: We have expanded the disclosure on Page 18 of the prospectus, under the caption “The Company’s financial ability to make payments due with respect to the Note:” in response to the Staff’s comment.

2.	We note your response to comment 6 of our comment letter dated May 15, 2012. Considering the dates that the securities were sold and the amount being registered in relation to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, we continue to believe that the transaction is a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Accordingly, you should identify the selling shareholders as underwriters and include the price at which the underwriters will sell the securities.

Securities and Exchange Commission

Division of Corporation Finance

June 14, 2012

Response: In response to the Staff’s comment and our subsequent telephone conference with the Staff on June 11, 2012, we have revised the registration statement to reduce the number of shares registered thereunder to 35,792,770 shares. We hereby advise the Staff that the Company currently has 127,767,352 shares outstanding, of which 107,528,352 shares are held by non-affiliates. Accordingly, the number of shares now registered does not exceed one-third of the number held by non-affiliates.

Prior transactions with selling stockholders, page 17

3.	We note your revised disclosure in response to comment 2 of our comment letter dated May 15, 2012. Please revise the table to make it legible and increase the font size.

Response: We have done so in response to the Staff’s comment.

Short Sales by Selling Shareholders, page 18

4.	You state on page 18 that you have been advised by the selling stockholders that those selling stockholders who engage in the business of buying and selling securities (Capital Ventures International, Iroquois Master Fund Ltd., Hudson Bay Master Fund Ltd., Empery Asset Master, Ltd and Hartz Capital Investors, LLC), may enter into short sales in the ordinary course of their business of investing and trading securities. We further note the disclosure that no short sales were entered into by those selling stockholders or any other selling stockholder (based on advice to the Company from the other selling stockholder) from any time after each selling stockholder obtained knowledge that the Company was contemplating a private placement until after announcement of the private placement. Please revise to clarify whether any of the selling shareholders have an existing short position in your common stock and the date on which each selling shareholder entered into that short position.

Response: In response to the Staff’s comment, we have revised and clarified the disclosure appearing under the caption “Short Sales by Selling Stockholders:” at Page 18 of the prospectus. As discussed with the Staff in our June 11, 2012 telephone conference, we have been advised by the selling stockholders that the existence of current short positions constitute confidential proprietary trading information and therefore, disclosure thereof is not appropriate.

Note 9. Stockholders’ Equity Warrants, page F-33

5.	The information relating to the number of shares of common stock, and dollar amount, issued for detachable warrants appears to be inconsistent with the statement of changes in stockholders’ deficit on pages F-22 to F-23. Please revise to correct this apparent conflict.

Securities and Exchange Commission

Division of Corporation Finance

June 14, 2012

Response: We have corrected the discrepancy.

If you have any further questions or comments, kindly contact the undersigned at (305) 503-3873, Ext. 122 or our counsel, Dale S. Bergman, Esq. of Roetzel & Andress at (954) 462-4150.

Very truly yours,
FUSE SCIENCE, INC.

By:	/s/ Brian Tuffin
BrianTuffin, Chief Executive Officer